September 28, 2016

VIA EDGAR Mr. Jeff Long Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	William Blair Funds (the “Trust”) Registration Nos. 33-17463 and 811-5344
Dear Mr. Long:
On behalf of the Trust, this letter is in response to the comments you relayed during our telephone conference regarding the SEC staff’s Sarbanes-Oxley review of certain Trust filings, including the review of the Trust’s Annual Report to Shareholders for the period ending December 31, 2015.
Comments
1.   Comment:  The Global Small Cap Growth Fund and the Large Cap Value Fund liquidated in 2016.  Please mark the series and class identifiers for those Funds as inactive in the EDGAR system.
Response:   The series and class identifiers for the Global Small Cap Growth Fund and the Large Cap Value Fund have been marked as inactive in the EDGAR system.
2.   Comment:  The Ready Reserves Fund liquidated in 2015.  Please mark the series and class identifiers for that Fund as inactive in the EDGAR system.
Response:  The series and class identifiers for the Ready Reserves Fund have been marked as inactive in the EDGAR system.
3.   Comment:  In the annual report for the period ending December 31, 2015, the Schedule of Investments for certain Funds (e.g., Growth Fund, Large Cap Growth Fund, Large Cap Value Fund, Mid Cap Value Fund, Small-Mid Cap Value Fund, Small Cap Value Fund and Emerging Markets Leaders Fund) show a significant percentage of investment in one sector.  Consider adding disclosure to the principal investment strategies and risks sections in the prospectus regarding significant investments in one or more sectors.
Response:  The Funds currently include “Focus Risk” disclosure in the prospectus.  Such disclosure states “[t]o the extent that the Fund focuses its investments in particular industries, asset classes or sectors of the economy, any market changes affecting companies in those industries, asset classes or sectors may impact the Fund’s performance.”  The disclosures made in the Funds’

Mr. Jeff Long
September 28, 2016
Page
prospectus, including the above disclosure, are reviewed annually in connection with the annual update to the Funds’ registration statement.
The Trust has authorized me to convey to you the following:
The Trust acknowledges that the adequacy and accuracy of the disclosure in filings with the Commission is the responsibility of the Trust.  The Trust acknowledges that any comments or changes to disclosure in filings with the Commission provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filings with the Commission and the Trust represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
If you have any questions regarding these responses, please call me at (312) 609-7753.
Very truly yours, /s/ John S. Marten John S. Marten

cc:	Andrew T. Pfau (William Blair & Company L.L.C.) Maureen A. Miller (Vedder Price P.C.)